SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated February 13, 2007 filed by the Company with the Comisión Nacional de Valores:

By letter dated February 13, 2007, the Company reported to the Comisión Nacional de Valores on December 28, 2006, that it made an offer in commission to acquire the Bouchard Plaza Building (also known as Edificio La Nación) located in the City of Buenos Aires. The Building is the principal underlying asset of the Fideicomiso Financiero Edificio La Nación (the Trust) and has 33,324 square meters of leasing space. Banco Río de la Plata S.A., who acts as the Trustee, accepted the offer on the same date.

The offer consists of the acquisition in commission of the Building, and the assumption as assignee of all the on going leases at the time of the acquisition.

The offered price was US$ 84.1 million, of which Ps. 46.2 have been already paid at the time of the offer.

The deed of the Building must be delivered before the end of March, 2007. The Company has not yet appointed the acquirer of the Building, and is analyzing different possibilities including the purchase of the Building associated with a third party.

The Company required a consultative opinion to the Comisión Nacional de Defensa de la Competencia (the National Antitrust Commission) on January 5, 2007 in relation to the aforementioned acquisition, which is still pending.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	First Vice Chairman of the Board of Directors

Dated: February 13, 2007